FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940

 ____________________________________________________________________________
 1. Name and Address of Reporting Person

    DOUGLAS K. MELLINGER

 ____________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol

    PRT GROUP INC.  (PRTG)
 ____________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

     WITHHELD
 ____________________________________________________________________________
 4. Statement for Month/Year

    07/98
 ____________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)

 ____________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (X ) DIRECTOR
  (X  ) 10% OWNER
  (X ) OFFICER (GIVE TITLE BELOW)
  (  ) OTHER (SPECIFY TITLE BELOW)

   CHAIRMAN AND CHIEF EXECUTIVE OFFICER
   _____________________________________________________


 ____________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)
  (X) Form filed by One Reporting Person
  ( ) Form filed by More than One Reporting Person

 ===========================================================================
 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

 ____________________________________________________________________________
 1. Title of Security (Instr. 3)

    PRT GROUP INC. COMMON STOCK
 ____________________________________________________________________________
 2. Transaction Date (Month/Day/Year)

    1. 12/23/97
    2. 7/15/98
    3. 7/15/98

 ____________________________________________________________________________
 3. Transaction Code (Instr. 8)
 1.  P
 2.  J- DISTRIBUTION OF SHARES FROM THE MELLINGER GROUP LLC TO ITS MEMBERS
 3.  J- ACQUISITION OF SHARES FROM THE MELLINGER GROUP LLC

 ____________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

 1.  (D) 79,333
 2.  (D) 6,060,000
 3.  (A) 2,020,040
 ____________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

 2,027,707
 ____________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

 1.  N/A
 2.  N/A
 3.  DIRECT
 ____________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)

 1. HELD BY THE MELLINGER GROUP LLC
 2. HELD BY THE MELLINGER GROUP LLC
 3. N/A
 ____________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ============================================================================

 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible securities)

 ____________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)

 ____________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security


 ____________________________________________________________________________
 3. Transaction Date (Month/Day/Year)


 ____________________________________________________________________________
 4. Transaction Code (Instr. 8)


 ____________________________________________________________________________
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)


 ____________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)


 ____________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)


 ____________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)


 ____________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)


 ____________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)


 ____________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ____________________________________________________________________________

 EXPLANATION OF RESPONSES:
 THE PURPOSE OF THIS FORM IS TO (A) REPORT A TRANSACTION THAT OCCURRED IN DECEMBER OF 1997, AND (B) TO INDICATE A CHANGE IN THE NATURE THE REPORTING PERSON'S BENEFICIAL OWNERSHIP OF SHARES FROM INDIRECT TO DIRECT. THE MELLINGER GROUP LLC (THE "LLC") DISTRIBUTED SHARES THE REPORTING PERSON IN PROPORTION HIS PRO RATA INTEREST IN THE LLC. THE LLC HAD ACQUIRED SHARES IN PRIOR TO THE REGISTRATION OF SUCH SHARES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

   /s/ Douglas K. Mellinger                            8/10/98
    _____________________________________           ________________
    **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).